

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Via E-Mail
Andrew Freedman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re: Tessera Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2013 by Starboard Value and Opportunity Master Fund**
> **Ltd, Starboard Value LP, et. al**
> **DFAN14A filed March 18, 2013**
> **DFAN14A filed March 6, 2013**
> **DFAN14A filed March 1, 2013**
> **DFAN14A filed February 19, 2013**
> **File No. 001-12537**

Dear Mr. Freedman:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on March 15, 2013

General

1.   Numerous factual assertions are made throughout the proxy statement. Please provide us with the supporting materials for these statements of fact. Send us an annotated version of the proxy materials that includes a supporting reference for each assertion. Appropriate supporting materials may include cites to publicly-filed periodic reports, copies of newspaper articles, court papers, or other appropriate documentation. For example, the following non-exhaustive list of factual assertions should be specifically supported or deleted:

    • The information about revenue declines and operating expenses at the bottom of page 10;

    • The financial information for Tessera appearing on page 11; and

    • The segment data appearing on page 12.

2.   Cites to supporting material should be appropriately specific to allow shareholders and the staff to locate the referenced source material. For example, we note the generic reference in footnote (3) on page 11 to "Company filings and event transcripts." This vague reference does not provide enough information to find and verify the data. Similarly, the reference to "Company filings" on page 12 under the table of segment financials is not specifically detailed. Please revise.

3.   Provide support for the assertion in the first paragraph on page 12 that "IP's profit margins are far below historical levels and the profit margins of other intellectual property licensing companies with similar business models." Identify the "other intellectual property licensing companies with similar business models" to which you refer.

4.   We note that Tessera recently filed proxy materials indicating a change to the Company's bylaws decreasing the number of directors to six to take effect immediately before the 2013 Annual Meeting and announcing the departure of the Company's Chief Executive Officer Robert Young and certain directors and the appointment of new ones. Please update your proxy materials to reflect these changes and in particular, how they impact your suggested changes to the management of the Company going forward.

Background to the Solicitation, page 4

5. Refer to the first bullet point on page 8. Since you have made an issue of the fact that you notified the Board about "possible improper conduct" by Dr. Young and the Board's failure to take action, you must provide some additional facts to explain the nature of the alleged misconduct.

The Company's DigitalOptics Business Segment Continues to Generate Massive Losses for Stockholders, page 11

6. See comment 4 above concerning the recently-announced changes to the Company's Board and business operations. The revised proxy materials should address the new DigitalOptics Restructuring as it relates to your criticism of that part of Tessera's operations and your plans for the future of the Company.

The Credibility of Tessera's Management Team and the Board are Undermined by the Company's Track Record of Failed Commitments, page 13

7. Please characterize each statement or assertion of opinion or belief as such, including the heading of this section.

Proposal 1. Election of Directors, page 17

8. Refer to the disclosure in the last full paragraph on page 22, where you state that Starboard reserves the right to vote its own shares for some or all of the Company's nominees, "to effect a Board composition that we believe is in the best interests of all stockholders." Specifically explain the circumstances under which you might vote for Company nominees over those director nominees you have put forth. If there are Company nominees for whom you would not vote, so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions